                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. Four)*

                         MarkWest Energy Partners, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    570759100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 (the "Act") or otherwise  subject to the liabilities of that section of the
Act, but shall be subject to all other  provisions of the Act (however,  see the
Notes).

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CUSIP No.  570759100       -  13G/A                            Page 2 of 7 Pages
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Tortoise Capital Advisors, L.L.C. (22-3875939)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,554,605 (see Item 4)
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,564,235 (see Item 4)
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,564,235 (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           10.4%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IA
---------- ---------------------------------------------------------------------

----------------------------
CUSIP No.  570759100       -  13G/A                            Page 3 of 7 Pages
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Tortoise Energy Infrastructure Corporation (20-0384222)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,040,177 (see Item 4)
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,040,177 (see Item 4)
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,040,177 (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           6.9%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IV
---------- ---------------------------------------------------------------------

                                                               Page 4 of 7 Pages

Item 1(a)  Name of Issuer:

         MarkWest Energy Partners, L.P.

Item 1(b)  Address of Issuer's Principal Executive Offices:

         1515 Arapahoe Street, Tower 2, Suite 700, Denver, CO 80202

Item 2(a)  Name of Persons Filing:

         This 13G is being jointly filed by Tortoise Capital Advisors, L.L.C., a
Delaware limited liability company ("TCA"),  and Tortoise Energy  Infrastructure
Corporation, a Maryland corporation ("TYG").

         TCA and TYG have entered into an  Agreement  Regarding  Joint Filing of
Schedule 13G dated February 7, 2007 (the "Agreement")  pursuant to which TCA and
TYG have agreed to file this 13G jointly in  accordance  with the  provisions of
Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the "Act").
A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

         The  principal  business  address  of both TCA and TYG is 10801  Mastin
Blvd., Suite 222, Overland Park, Kansas 66210.

Item 2(c)  Citizenship:

         TCA is a  Delaware  limited  liability  company  and TYG is a  Maryland corporation.

Item 2(d)  Title of Class of Securities:

         Common Units

Item 2(e)  CUSIP Number:

         570759100

Item 3  The Reporting Person is:

         TCA   is   an   investment    adviser   in    accordance    with   Rule
13d-1(b)(1)(ii)(E),  and TYG is an investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Item 4  Ownership:

         TCA acts as an  investment  advisor  to TYG,  a  closed-end  investment company  registered under the Investment  Company Act of 1940. TCA, by virtue of an Investment  Advisory  Agreement with TYG, has all investment and voting power over  securities  owned of record by TYG.  However,  despite its  delegation  of investment and voting power to TCA, TYG may be deemed to be the beneficial owner under Rule 13d-3 of the Act, of the  securities it owns of record because it has the right to acquire  investment  and voting power  through  termination  of the
Investment Advisory  Agreement.  Thus, TCA and TYG have reported that they share voting power and dispositive  power over the securities  owned of record by TYG.
In  addition  to acting as an  investment  advisor  to TYG,  TCA also acts as an
investment  advisor  to  Tortoise  Energy  Capital  Corporation,   a  closed-end
investment  company registered under the Investment Company Act of 1940 ("TYY").
TCA, by

                                                               Page 5 of 7 Pages

virtue of an Investment  Advisory  Agreement  with TYY, has all  investment  and voting  power  over  securities  owned of record by TYY.  However,  despite  its delegation  of  investment  and voting power to TCA, TYY may be deemed to be the beneficial  owner  under Rule  13d-3 of the Act,  of the  securities  it owns of record  because it has the right to acquire  investment and voting power through termination of the Investment Advisory Agreement. Thus, TCA has reported that it shares voting power and dispositive power over the securities owned of record by
TYY. TCA also acts as an investment  advisor to certain managed accounts.  Under contractual agreements with individual account holders, TCA, with respect to the securities held in the managed accounts, shares investment and voting power with certain account  holders,  and has no voting power but shares  investment  power with certain  other account  holders.  None of the  securities  listed below are owned of record by TCA, and TCA disclaims beneficial interest in such securities covered by this statement which are owned by TYG, TYY and the managed accounts.

A.  Tortoise Capital Advisors

         (a) Amount beneficially owned: 1,564,235

         (b) Percent of class: 10.4%

         (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 0

              (ii) Shared power to vote or direct the vote: 1,554,605

              (iii) Sole power to dispose or to direct the disposition of: 0

              (iv)  Shared  power to dispose or to direct  the  disposition  of:
                    1,564,235

B.   Tortoise Energy Infrastructure Corporation

         (a) Amount beneficially owned: 1,040,177

         (b) Percent of class: 6.9%

         (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 0

              (ii) Shared power to vote or direct the vote: 1,040,177

              (iii) Sole power to dispose or to direct the disposition of: 0

              (iv)  Shared  power to dispose or to direct  the  disposition  of:
                    1,040,177

Item 5  Ownership of Five Percent or Less of a Class:

         Not Applicable

                                                               Page 6 of 7 Pages

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

         TYG,  TYY and the managed  accounts  discussed in Item 4 above have the right to receive all  dividends  from,  and the  proceeds  from the sale of, the securities held in their  respective  accounts.  Except for TYG, the interest of any one such person does not exceed 5% of the class of securities.

Item 7  Identification  and Classification  of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company:

         Not Applicable

Item 8  Identification and Classification of Members of the Group:

         Not Applicable

Item 9  Notice of Dissolution of Group:

         Not Applicable

Item 10  Certification:

         By  signing  below I  certify  that,  to the best of my  knowledge  and belief,  the  securities  referred  to above were  acquired  and are held in the ordinary  course  of  business  and were not  acquired  and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the  securities  and were not acquired and are not held in  connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  February 7, 2007

                                       Tortoise Capital Advisors, L.L.C.

                                       By:  /s/ Terry Matlack
                                          --------------------------------------
                                       Title: Managing Director

                                       Tortoise Energy Infrastructure Corporation

                                       By: /s/ Terry Matlack
                                          --------------------------------------
                                       Title: Chief Financial Officer

                                                               Page 7 of 7 Pages

                                                                       Exhibit A

                  AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

    In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended,  the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G  (including  amendments  thereto) with respect to the Common Units of MarkWest Energy Partners,  L.P., and further agree that this agreement be included as an exhibit to such filings.

    In  evidence  whereof,  the  undersigned  have caused  this  Agreement to be executed on their behalf this 7th day of February, 2007.

                                       Tortoise Capital Advisors, L.L.C.

                                       By:  /s/ Terry Matlack
                                          --------------------------------------
                                       Title: Managing Director

                                       Tortoise Energy Infrastructure Corporation

                                       By: /s/ Terry Matlack
                                          --------------------------------------
                                       Title: Chief Financial Officer